

June 18, 2010

Gal Trifon, President and CEO
c/o Sarit Firon, CFO
MediaMind Technologies Inc.
135 West 18th Street, 5th Floor
New York, NY 10011

   Re: MediaMind Technologies Inc. (formerly Eyeblaster, Inc.)
     Amendment No. 2 to Registration Statement on Form S-1
     Filed June 2, 2010
     File No. 333-163579

Dear Mr. Trifon:

   We have reviewed your revised filing and response letter, and have the following comments. References to prior comments refer to those provided in our letter dated May 17, 2010.

Business

Customers, page 68

1. We refer to prior comment 2 and note the discussion in your response of customary practices with respect to the omission of certain information, such as the price range, from prospectuses included in certain pre-effective filings. However, this discussion does not appear to provide the regulatory basis for the omission of disclosure regarding a major customer required by Item 101(c)(1)(vii) of Regulation S-K, as requested. Accordingly, please advise us of the specific regulatory basis for excluding this particular type of disclosure from the prospectus included in your pre-effective filings until a later date, given your acknowledgement that Section 10 of the Securities Act requires such disclosure in the prospectus.

2. We note your response to prior comment 3, for which you have requested confidential treatment pursuant to Rule 83. Based upon the information provided to date, we are unable to concur with your conclusion that you are not required to file as an exhibit to the registration statement your agreement with the major customer identified in your response.

Note 8. Stockholders' Equity, page F-23

3.   In addition to the information provided in your response to prior comment 9, please provide the following:

- Provide a breakdown of the shares repurchased from both the preferred shareholders and the employees who exercised their options. Include the name of the holder and their relationship to the company;

- Tell us whether the share buy-back option was made available to <u>all</u> preferred and common shareholders. To the extent that this option was limited to specific shareholders, then explain further how it was determined from which shareholders you would buy-back shares; and

- Tell us whether the requirement to buy-back 1,580,852 shares of your common stock in conjunction with the Series A-1 preferred financing was a stipulation imposed by Sycamore or the company.

        You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements or related matters. Please contact me at (202) 551-3483 with any other questions. If you require further assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

                                                Sincerely,

                                                Katherine Wray
                                                Attorney-Advisor

cc: <u>Via Facsimile: (212) 701-5111</u>
        Michael Kaplan
        Davis Polk & Wardwell
        Telephone: (212) 450-4111